SECURITIES AND EXCHANGE COMMISSION

                     Washington, D.C. 20549

                          SCHEDULE l3D

            Under the Securities Exchange Act of l934



                    Acme United Corporation
                 ______________________________
                        (Name of Issuer)


                         Common Stock
                 ______________________________
                 (Title of Class of Securities)


                         0048l6-l0-4
                 ______________________________
                         (CUSIP Number)


                        Walter C. Johnsen
         l4 East 96th Street, Apt. 5, New York, NY l0l28
                      Telephone (2l2) 348-3002
_____________________________________________________________
(Names, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


                        May 7, l996
_____________________________________________________________
     (Date of Event which Requires Filing of this Statement)



Check the following box if a fee is being paid with this statement  [X]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section l8 of the Securities Exchange Act of l934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    0048l6-l0-4

l.  Names of Reporting Persons S.S. or I.R.S. Identification Nos.
    of Above Persons    Walter C. Johnsen, S.S.# l43-44-8090

______________________________________________________________________________

2.  Check the Appropriate Box if a Member of a Group (See Instructions)

    (a)    None
    (b)    None

______________________________________________________________________________

3.  SEC Use only

______________________________________________________________________________

4.  Source of Funds (See Instructions)    PF

______________________________________________________________________________

5.  Check if Disclosure of Legal Proceedings is Required Pursuant
    to Items 2(d) or 2(e)    Not Applicable

______________________________________________________________________________

6.  Citizenship or Place of Organization   United States of America

______________________________________________________________________________

Number of        7.  Sole Voting Power          86,600
Shares Bene-    ______________________________________________________________
ficially         8.  Shared Voting Power          None
Owend by        ______________________________________________________________
Each Report-     9.  Sole Dispositive Power       None
ing Person      ______________________________________________________________
With            l0.  Shared Dispositive Power     None
                ______________________________________________________________

ll.  Aggregate Amount Beneficially Owned by Each Reporting Person    l86,600

______________________________________________________________________________

l2.  Check if the Aggregate Amount in Row (ll) Excludes Certain
     Shares (See Instructions)    None

______________________________________________________________________________

l3.  Percent of Class Represented by Amount in Row (ll)    5.59%

______________________________________________________________________________

l4.  Type of Reporting Person (See Instructions)    IN

______________________________________________________________________________

Item l.  Security and Issuer.  Common Stock - Acme United Corporation,
                               75 Kings Highway Cutoff, Fairfield, CT 06430

Item 2.  Identity and Background

         (a)  Walter C. Johnsen
         (b)  l4 East 96th Street, Apt. 5, New York, NY   l0l28
         (c)  President/CEO - Acme United Corporation, 75 Kings
              Highway Cutoff, Fairfield, CT 06430
         (d)  None
         (e)  None
         (f)  United States of America

Item 3.  Source and Amount of Funds or Other Consideration    Personal Funds

Item 4.  Purpose of Transaction    Investment

Item 5.  Interest in Securities of Issuer

         (a) Mr. Johnsen is the beneficial owner of l86,600 shares of the Issuer. Of these shares he is deemed to be the beneficial owner of l00,000 shares because he has options to purchase such shares and such options are exercisable at this time.

         (b) He presently has the sole power to vote 86,600 shares.

         (c) During the last sixty days he purchased the following shares:

Date of       No. of Shares     Price per       Where and how
Purchase        Purchased         Share        Purchase Effected
________      _____________     _________      _________________

5/l/96            3,500           3 l/4
5/2/96           ll,000           3             Through Brokers
5/7/96           l0,000           3 l/2         in AMEX
5/7/96              800           3 3/8         transactions
5/8/96           l8,000           3 l/2

         (d)  None

         (e)  Not applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships
         with Respect to Securities of the Issuer    Not Applicable

Item 7.  Material to be Filed as Exhibits    Not Applicable

Signature.




     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.







May l0, l996
_______________
Date



/s/ Walter C.  Johnsen
_________________________
Signature



Walter C. Johnsen
_________________________
Name/Title